Exhibit 21.1
Civitas BankGroup, Inc.
List of Subsidiaries
Wholly-Owned Subsidiaries:
Cumberland Bank – Franklin, Tennessee
Civitas Management Company – Franklin, Tennessee
Each of these wholly-owned subsidiaries is incorporated under the laws of the state of Tennessee.
Non-Bank Subsidiaries
The company owns 100% of the common securities of the Civitas Statutory Trust I, a Delaware Business Trust and Cumberland Capital Statutory Trust II, a Connecticut Business Trust.